Aurus Advisors, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2015

	Common Stock		Retained Earnings		Total	
January 1, 2015	$	79,025	$	36,949	$	115,974
Net loss				(7,611)		(7,611)
December 31, 2015	$	79,025	$	29,338	$	108,363

See accompanying notes to the financial statements.